UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the date of May 11, 2012

Commission File Number 000-29336

ATNA RESOURCES LTD.

(Translation of registrant's name into English)

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Information filed with this report

Exhibits:	Description

99.1	News Release, Atna Reports First Quarter Pre-tax Earnings of $2.9 Million
99.2	Interim consolidated financial statements for the period ended March 31, 2012
99.3	Management discussion and analysis for the period ended March 31, 2012
99.4	Form 52-109F2 – Certification of interim filings – CEO
99.5	Form 52-109F2 – Certification of interim filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: May 11, 2012	By:	/s/ Valerie K. Kimball
	Name:	Valerie K. Kimball
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibits:	Description

99.1	News Release, Atna Reports First Quarter Pre-tax Earnings of $2.9 Million
99.2	Interim consolidated financial statements for the period ended March 31, 2012
99.3	Management discussion and analysis for the period ended March 31, 2012
99.4	Form 52-109F2 – Certification of interim filings – CEO
99.5	Form 52-109F2 – Certification of interim filings – CFO